CATALYST PHARMACEUTICAL PARTNERS, INC.

355 Alhambra Circle

Suite 1500

Coral Gables, Florida 33134

(305) 529-2522

December 2, 2013

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Pharmaceutical Partners, Inc.
Post-Effective Amendment No. 2 to
Registration Statement on Form S-3
File No. 333-170945

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Catalyst Pharmaceutical Partners, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Post-Effective Amendment No. 2 to Form S-3 Registration Statement be accelerated to 5:00 p.m., Washington, D.C. time, on Tuesday, December 3, 2013, or as soon thereafter as is practicable.

In making its request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

(iii)	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

(iv)	the Company is aware of its obligations under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Philip Schwartz (at 954-468-2455) at Akerman LLP as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Very Truly Yours,

/s/ Patrick J. McEnany
Patrick J. McEnany Chairman, President and CEO

Cc:	Jeffrey P. Riedler (SEC)
Amy Reischauer (SEC)
Daniel Greenspan (SEC)